EXHIBIT 99. FINANCIAL STATEMENTS OF THE MAIL BOX, INC., THE ACCOUNTING ACQUIRER, WITH REPORT OF INDEPENDENT ACCOUNTANTS THEREON


                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders of
   The Mail Box, Inc.

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of The Mail Box, Inc. and its wholly-owned subsidiary, Mail Box Data Services, Inc. (the "Company") at December 31, 1996 and 1997, and February 28, 1998, and the results of their operations and their cash flows for each of the years ended December 31, 1996 and 1997, and the two months ended February 28, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ PricewaterhouseCoopers LLP

New York, New York
March 3, 1999

                               THE MAIL BOX, INC.

                           CONSOLIDATED BALANCE SHEET

                        (In thousands, except share data)

                                                                                    December 31,      February 28,
                                                                                --------------------  -----------
                                                                                  1996         1997       1998
                                                                                --------------------  -----------
                                   ASSETS
                                   ------
Current assets:
   Cash......................................................................   $  1,419    $     16    $    239
   Accounts receivable, net of allowance for doubtful accounts of
     $81, $125, and $125, respectively ......................................      3,419       4,481       4,113
   Inventories ..............................................................        708         733         722
   Postage on hand ..........................................................      3,593       1,231       1,435
   Prepaid expenses and other current assets ................................         69         154         133
   Deferred income taxes ....................................................         26          44          44
                                                                                --------    --------    --------
       Total current assets .................................................      9,234       6,659       6,686
Property and equipment, net .................................................      3,205       4,327       4,565
Other assets ................................................................        100         304         249
                                                                                --------    --------    --------
       Total assets .........................................................   $ 12,539    $ 11,290    $ 11,500
                                                                                ========    ========    ========

                        LIABILITIES AND STOCKHOLDERS' EQUITY
                        ------------------------------------
Current liabilities:
   Line of credit ...........................................................   $    569    $  1,168    $  1,191
   Note payable, current portion ............................................       --           471         328
   Secured equipment financing facilities, current portion ..................        327         329         434
   Capitalized lease obligations, current portion ...........................        450         423         423
   Accounts payable .........................................................      1,450       1,373       1,519
   Accrued expenses and other liabilities ...................................        824       1,235       1,324
   Income taxes payable .....................................................        524         416          13
   Postage advances and deposits ............................................      4,818         950       1,416
                                                                                --------    --------    --------
       Total current liabilities ............................................      8,962       6,365       6,648
Long-term liabilities:
   Note payable, net of current portion .....................................       --           242         326
   Secured equipment financing facilities, net of current portion ...........        616         712         533
   Capitalized lease obligations, net of current portion ....................        650         622         582
   Deferred income taxes ....................................................        105         165         163
                                                                                --------    --------    --------
       Total liabilities ....................................................     10,333       8,106       8,252
Commitments and contingencies
Stockholders' equity:
   Common stock, $.10 par value, 500,000 shares authorized, 132,900, 138,900, and 138,900 shares issued, and 129,300, 102,900, and
      96,900 shares outstanding at December 31, 1996 and 1997 and
      February 28, 1998, respectively .......................................         13          14          14
   Additional paid-in-capital ...............................................        947       1,126       1,126
   Treasury stock, at cost, 3,600, 36,000, and 36,000 shares at
      December 31, 1996 and 1997 and February 28, 1998, respectively ........       (100)     (1,087)     (1,087)
   Retained earnings ........................................................      1,346       3,131       3,195
                                                                                --------    --------    --------
       Total stockholders' equity ...........................................      2,206       3,184       3,248
                                                                                --------    --------    --------
       Total liabilities and stockholders' equity ...........................   $ 12,539    $ 11,290    $ 11,500
                                                                                ========    ========    ========

   The accompanying notes are an integral part of these financial statements.

                               THE MAIL BOX, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                 (In thousands)

                                                                                                      Two Months
                                                                                                        Ended
                                                                           Years Ended December 31,  February 28,
                                                                               1996         1997         1998
                                                                           -----------  -----------  ------------
Revenues...............................................................    $    26,156  $    32,566  $     5,685
Operating expenses.....................................................         17,953       21,493        4,003
                                                                           -----------  -----------  -----------
       Gross profit....................................................          8,203       11,073        1,682
Selling, general and administrative expenses...........................          5,891        7,824        1,493
                                                                           -----------  -----------  -----------
       Income from operations..........................................          2,312        3,249          189
Other expense:
   Interest expense....................................................            337          382           76
                                                                           -----------  -----------  -----------
Income before income taxes.............................................          1,975        2,867          113
Provision for income taxes.............................................            700          985           49
                                                                           -----------  -----------  -----------
Net income.............................................................    $     1,275  $     1,882  $        64
                                                                           ===========  ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                               THE MAIL BOX, INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                        (In thousands, except share data)

                                        Common Stock      Additional
                                     ------------------     Paid-In   Treasury      Retained
                                      Shares     Amount     Capital    Stock        Earnings    Total
                                     -------     ------     -------   --------      --------   -------
Balance, January 1, 1996............ 132,900       13         947       (100)           135       995

   Net income.......................                                                  1,275     1,275
   Cash dividends, $.50 per share                                                       (64)      (64)
                                     -------      ---      ------    -------         ------    ------
Balance, December 31, 1996.......... 132,900       13         947       (100)         1,346     2,206

   Net income.......................                                                  1,882     1,882
   Purchases of treasury stock                                          (987)                    (987)
   Cash dividends, $1.00 per
     share..........................                                                    (97)      (97)
   Common stock issued on
     exercise of options............   6,000        1         179                                 180
                                     -------      ---      ------    -------         ------    ------
Balance, December 31, 1997.......... 138,900       14       1,126     (1,087)         3,131     3,184
    Net Income......................                                                     64        64
                                     -------      ---      ------    -------         ------    ------
Balance, February 28, 1998.......... 138,900      $14      $1,126    $(1,087)        $3,195    $3,248
                                     =======      ===      ======    =======         ======    ======

   The accompanying notes are an integral part of these financial statements.

                               THE MAIL BOX, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                 (In thousands)


                                                            Years Ended      Two Months
                                                            December 31,       Ended
                                                        ------------------  February 28,
                                                          1996       1997       1998
                                                        -------    -------    -------
Cash flows from operating activities:
   Net income .......................................   $ 1,275    $ 1,882    $    64
   Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation and amortization ..................       768        980        168
     Provision for doubtful accounts ................        82         70         --
     Change in deferred taxes .......................       114         42         (2)
   Changes in operating assets and liabilities:
     Accounts receivable ............................      (104)    (1,131)       368
     Inventories ....................................      (218)       (25)        11
     Postage on hand ................................    (2,706)     2,362       (204)
     Prepaid expenses and other assets ..............        18       (290)        76
     Accounts payable and accrued expenses ..........       566        332        235
     Postage advances and deposits ..................     2,778     (3,868)       466
     Income taxes payable ...........................       310       (108)      (403)
                                                        -------    -------    -------
         Net cash provided by operating activities ..     2,883        246        779
                                                        -------    -------    -------
Cash flows from investing activities:
     Purchases of property and equipment ............    (1,007)    (1,541)      (406)
     Proceeds from disposal of property and equipment        --         38         --
                                                        -------    -------    -------
         Net cash used in investing activities ......    (1,007)    (1,503)      (406)
                                                        -------    -------    -------
Cash flows from financing activities:
     Net borrowings on line of credit ...............       130        600         23
     Repayments of capital lease obligations ........      (439)      (654)       (77)
     Proceeds from long-term debt ...................       161      1,517         37
     Repayment of long-term debt ....................      (261)      (705)      (133)
     Proceeds from issuance of common stock .........        --        180         --
     Repurchases of treasury stock ..................        --       (987)        --
     Cash dividends paid ............................       (64)       (97)        --
                                                        -------    -------    -------
         Net cash used in financing activities ......      (473)      (146)      (150)
                                                        -------    -------    -------
Net increase (decrease) in cash .....................     1,403     (1,403)       223
Cash at beginning of period .........................        16      1,419         16
                                                        -------    -------    -------
Cash at end of period ...............................   $ 1,419    $    16    $   239
                                                        =======    =======    =======
Supplemental disclosure of cash flow information:
   Cash paid for interest ...........................   $   338    $   382    $    71
   Cash paid for taxes ..............................       276      1,051        450
Noncash investing and financing activities:
   Equipment acquired under capital leases ..........       592        600         37

   The accompanying notes are an integral part of these financial statements.

NOTE 1--NATURE OF OPERATIONS

     The Mail Box, Inc. and its wholly owned subsidiary Mail Box Data Services, Inc. (collectively the "Company") provide direct mailing services, billing services, mail presorting, freight and drop shipping, data processing, laser printing, mailing list rental and order fulfillment to companies based primarily in the southwestern United States. The Company operates from a single location in Dallas, Texas.

     The Company and its stockholders entered into a definitive agreement with Compass International Services Corporation ("Compass") pursuant to which Compass will acquire all outstanding shares of the Company's common stock in exchange for cash and common stock of Compass, concurrent with the consummation of the initial public offering of the common stock of Compass. These transactions were consummated on March 4, 1998. The accompanying financial statements do not reflect any adjustments related to these subsequent transactions.


NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While management believes that the estimates and related assumptions used in the preparation of these financial statements are appropriate, actual results could differ from those estimates. Estimates are made when accounting for the allowance for doubtful accounts, inventories, depreciation and amortization and income taxes.

   Principles of Consolidation

     The consolidated financial statements include the accounts of The Mail Box, Inc. and its wholly-owned subsidiary, Mail Box Data Services, Inc. All significant inter-company transactions have been eliminated.

   Revenue Recognition

     Revenues are recognized when services are rendered and are presented in the financial statements net of sales allowances. The Company's services are considered rendered when all printing, sorting, labeling and ancillary services have been provided and the mailing material has been received and accepted by the customer or the United States Postal Service.

   Property and Equipment

     Property and equipment is recorded at cost less accumulated depreciation and amortization. Depreciation and amortization of assets recorded under capital leases and leasehold improvements are provided using the straight-line method over estimated useful lives of each class of assets, or, if shorter, the term of lease. Useful lives range from 5 to 7 years. Expenditures for maintenance and repairs are charged to expense as incurred.

   Inventories

     Inventories consist of work in progress, spare parts, and paper and envelope stock, recorded at cost not to exceed market. The cost of work in process includes the costs of completed but unmailed production.

   Income Taxes

     The Company records income taxes using the liability method, under which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, using enacted tax rates.

   Accounting for Stock Based Compensation

     The Company accounts for its employee stock options under Accounting Principles Board Opinion No. 25 (APB 25).

   Earnings Per Share

     Earnings per share for the Company have not been presented in the accompanying financial statements because such disclosure is not deemed meaningful considering the proposed transaction discussed in Note 1.

   Concentration of Credit Risk

     Financial instruments which potentially subject the Company to concentrations of credit risk are principally accounts receivable. The Company performs ongoing credit evaluations of its customers' financial condition and requires no collateral from its customers. The allowance for doubtful accounts is established based upon the expected collectability of the accounts receivable.

   Fair Value of Financial Instruments

     The carrying amounts of the Company's financial instruments, including cash, accounts receivable, accounts payable and long-term debt, approximate fair value.


NOTE 3--INVENTORIES

     Inventories consist of the following:

                                                                                   December 31,      February 28,
                                                                                  1996      1997         1998
                                                                                ------------------   ------------
                                                                                          (In Thousands)
     Work in progress........................................................   $    466  $    390     $    362
     Spare parts.............................................................        130       253          264
     Paper and envelope stock................................................        112        90           96
                                                                                --------  --------     --------
                                                                                $    708  $    733     $    722
                                                                                ========  ========     ========

NOTE 4--PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                                                   December 31,      February 28,
                                                                                  1996      1997         1998
                                                                                -------------------    ---------
                                                                                            (In Thousands)
     Furniture and fixtures..................................................  $     552  $     665    $    703
     Plant equipment.........................................................      3,996      5,495       5,808
     Computer equipment and software.........................................      3,654      3,745       3,805
     Leasehold improvements..................................................         70        470         470
                                                                               ---------  ---------    --------
                                                                                   8,272     10,375      10,786
     Accumulated depreciation and amortization...............................     (5,067)    (6,048)     (6,221)
                                                                               ---------  ---------    --------
                                                                               $   3,205  $   4,327    $  4,565
                                                                               =========  =========    ========

     Depreciation and amortization expense was $768 and $980 for the years ended December 31, 1996 and 1997, and $168 for the two months ended February 28, 1998.


NOTE 5--ACCRUED EXPENSES AND OTHER LIABILITIES

     Accrued expenses and other liabilities consist of the following:

                                                                                     December 31,    February 28,
                                                                                   1996      1997         1998
                                                                                -------------------  -----------
                                                                                           (In thousands)
     Accrued compensation....................................................   $    314  $     357    $    432
     Accrued vacation........................................................        214        278         279
     Other liabilities.......................................................        296        600         613
                                                                                --------  ---------    --------
     Total accrued expenses and other liabilities............................   $    824  $   1,235    $  1,324
                                                                                ========  =========    ========

NOTE 6--NOTE PAYABLE, CREDIT FACILITIES AND LEASES

     Obligations under long term note payable and credit facilities are as follows:

                                                                                     December 31,    February 28,
                                                                                   1996      1997        1998
                                                                                -------------------  ------------
                                                                                           (In thousands)
     Note payable to financial institution, interest at 30 day commercial rate plus 2.8% (8.3% at February 28, 1998), principal payment of
       $27,000 due monthly, balance due on January 1, 2000...................   $     --  $     713    $    654
     Secured equipment financing facilities payable to financial institutions.
       Monthly fixed payments ranging from $1,000 to $14,000. Interest rates ranging from 8.98% to 10.95%. Maturity dates ranging from
       1998 to 2001..........................................................        943      1,041         967
     Less: Current portion...................................................       (327)      (800)       (762)
                                                                                --------  ---------    --------
                                                                                $    616  $     954    $    859
                                                                                ========  =========    ========

     The Company's note payable to a financial institution is secured by the personal guarantee of its principal stockholder.

       The following summarizes the Company's required annual principal payments under note payable and secured equipment financing facilities at February 28, 1998 for the next four years:

                                                February 28,
                                                    1998
                                                ------------
                                                (In thousands)
                   1998                           $       667
                   1999                                   648
                   2000                                   275
                   2001                                    31
                                                  -----------
                                                  $     1,621
                                                  ===========

   Revolving Credit Facility

     The Company has a revolving credit facility with a financial institution which provides for borrowings of $2,250 at December 31, 1996 and 1997 and February 28, 1998 to be utilized for working capital purposes. The facility matures on October 31, 1998. The line of credit is collateralized by certain property and equipment, and accounts receivable of the Company. Borrowings outstanding are also secured by a pledge of all of the Company's common stock owned by the principal stockholder. Borrowings outstanding from time to time bear interest at a short term floating interest rate (8.8%, 8.4%, and 8.3% at December 31, 1996 and 1997 and February 28, 1998, respectively.)

     The revolving credit facility contains, among other provisions, requirements to maintain defined levels of working capital, net worth, various financial ratios, limit capital expenditures, and restricts distributions to stockholders. At February 28, 1998, the Company was in compliance with all covenants.

                                     Leases

     The Company leases certain equipment under agreements which are classified as capital leases. The following is a schedule of capital leases by asset class:

                                                               December 31,      February 28

                                                              1996      1997         1998
                                                            --------------------   ---------
                                                                      (In thousands)
     Furniture and fixtures..............................   $     71  $     155    $    191
     Plant equipment.....................................        799      1,119       1,119
     Computer equipment and software.....................        959        530         530
                                                            --------  ---------    --------
                                                               1,829      1,804       1,840
     Accumulated amortization............................       (669)      (565)       (641)
                                                            --------  ---------    --------
           Total.........................................   $  1,160  $   1,239    $  1,199
                                                            ========  =========    ========

     These amounts are classified as property and equipment (see Note 4).

     The following is a schedule of future annual minimum lease payments due under capital lease obligations at February 28, 1998, together with the present value of the future minimum lease payments for the years ended:

                                                                 February 28,
                                                                     1998
                                                                 ------------
                                                                (In thousands)
     1998                                                        $        425
     1999                                                                 430
     2000                                                                 179
     2001                                                                  85
     2002                                                                   7
                                                                 ------------
           Total future minimum lease payments                          1,126
     Less: Amount representing interest                                  (121)
           Present value of future minimum lease payments        $      1,005
                                                                 ============

     The Company also leases certain facilities and equipment under non-cancelable operating leases. The facilities leases provide that the Company pay the taxes, insurance and maintenance expenses related to the leased facilities. Certain of the facilities are leased from a related party as discussed more fully in Note 9. Future annual minimum payments, by year and in the aggregate, under these non-cancelable operating leases with initial or remaining terms of one year or more consist of the following:

                                                      February 28,
                                                          1998
                                                      ------------
                                                     (In thousands)
     1998                                             $      1,707
     1999                                                    1,662
     2000                                                    1,264
     2001                                                      903
     2002                                                      396
     Thereafter                                                 85
                                                      ------------
                                                      $      6,017
                                                      ============

     Rent expense was $1,534, $1,695, and $375 for the years ended
December 31, 1996 and 1997, and for the two months ended February 28, 1998, respectively.


NOTE 7--INCOME TAXES

     The Company's provision for income taxes is comprised of the following for the years ended December 31, 1996 and 1997, and the two months ended February 28, 1998:

                                                                December 31,      February 28,
                                                               1996      1997         1998
                                                             --------------------- ----------
                                                                      (In thousands)
     Current tax expense...................................  $    586  $     943    $     47
     Deferred tax expense (benefit)........................       114         42           2
                                                             --------  ---------    --------
     Total provision for income taxes......................  $    700  $     985    $     49
                                                             ========  =========    ========

     The effective income tax rate for the years ended December 31, 1996 and 1997 and the two months ended February 28, 1998 varied from the federal statutory rate as follows:

                                                                     December 31,     February 28,
                                                                   1996      1997         1998
                                                                 --------------------- ----------
                                                                           (In thousands)
     Tax provision computed at statutory rate of 35%..........   $    694  $     970    $     40
     Nondeductible expenses and other.........................          6         15           9
                                                                 --------  ---------    --------
                                                                 $    700  $     985    $     49
                                                                 ========  =========    ========


     The components of the net deferred tax liability are as follows:

                                                                  December 31,      February 28,
                                                                 1996      1997         1998
                                                               --------------------- ----------
                                                                         (In thousands)
     Deferred tax assets:
       Allowance for doubtful accounts........................ $     26  $      44    $     44
       Other..................................................        4          4           8
                                                               --------  ---------    --------
                                                                     30         48          52
     Deferred tax liabilities:
       Depreciation and amortization..........................     (109)      (169)       (171)
                                                               --------  ---------    ---------
           Net deferred tax liability......................... $    (79) $    (121)   $   (119)
                                                               ========  =========    =========

NOTE 8--EMPLOYEE BENEFIT PLANS

     The Company sponsors a savings plan under Section 401(k) of the Internal Revenue Code (the "Plan"), which was adopted in 1996 to provide employees an opportunity to rollover their vested accounts received in connection with the termination of the Company's leveraged employee stock ownership plan ("ESOP"), as discussed below. The Plan allows all eligible employees to defer up to 8% of their base salary on a pretax basis through contributions to the Plan, and the Company will match on a discretionary basis, 25% of the first 5% of such employee contributions. The Company made contributions to the Plan of $64,000 and $8,000 for the year ended December 31, 1997, and the two months ended February 28, 1998, respectively.

     During 1996, the Company sponsored the ESOP, which covered all full time employees. The Company made contributions to the ESOP equal to scheduled debt payments plus discretionary contributions based on results of operations. As services were rendered by plan participants, the Company recorded compensation expense equal to the average fair value of the shares allocated to participant accounts during the period. ESOP compensation expense was $108,000 for 1996. The ESOP was terminated in 1996 and all shares (32,400) were repurchased by the Company for $987,000 in the first quarter of 1997. The Company funded the termination with a three-year amortizing loan from a financial institution in the amount of $987,000 and recorded the reacquisition of shares as treasury stock.

NOTE 9--RELATED PARTIES

     The Company leases its main office and certain mailshop facilities from a partnership in which the Company's principal stockholder is a limited partner. Included in rent expense for each of the three years ended December 31, 1996 and 1997, and the two months ended February 28, 1998, is $290,000, $321,000 and $57,000, respectively, for payments under this lease. Future annual minimum lease payments under this agreement are as follows:

                                                February 28,
                                                   1998
                                               -------------
                                               (In Thousands)
     1998                                        $     286
     1999                                              343
     2000                                              343
     2001                                              343
     2002                                              143
     Thereafter                                         --
                                                 ---------
                                                 $   1,458
                                                 =========

     In August 1997, the Company purchased certain equipment previously leased from a partnership, the partners of which include certain Company stockholders. The equipment was purchased for $130,000.


NOTE 10--CAPITAL TRANSACTIONS

     In December 1996, the Company granted to a certain employee-stockholder an option to purchase 6,000 shares at $30.00 per share, the approximate fair value at the date of grant. The option was exercised on July 17, 1997. In view of the terms of this option, the fair value is not deemed to be significantly different from the intrinsic value.


NOTE 11--CONCENTRATION OF CREDIT RISK

     The Company had one customer that accounted for 30.9% of 1996 revenues, one customer that accounted for 45.3% of revenues for 1997, and one customer that accounted for 51% of revenues for the two months ended February 28, 1998.

     At December 31, 1996 and 1997 and February 28, 1998, approximately 11.5%, 39.4%, and 38%, respectively, of the Company's total accounts receivable balance was due from a single customer.

NOTE 12--INVENTORIES HELD IN TRUST FOR CUSTOMERS

     In the ordinary course of the Company's business activities as a mailing service company, the Company receives and stores customers' letter, statement and paper and form stock for use in customers' mailing production processes. The Company does not take legal title to the inventories, and accordingly, these inventories are not carried on the Company's financial statements. The Company maintains casualty risk insurance in amounts sufficient to cover potential damages arising from the Company's custody of such inventories, which varies from time to time but, according to management estimates, does not exceed $11.0 million.


NOTE 13--COMMITMENTS AND CONTINGENCIES

     The Company is party from time to time to various legal proceedings incidental to its business. In the opinion of management, the resolution of these items, individually or in the aggregate, would not have a significant effect on the financial position, results of operations, or cash flows of the Company.